SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 GIANT FOOD INC.
                            (Name of Subject Company)


                             KONINKLIJKE AHOLD N.V.
                                  (ROYAL AHOLD)
                                    (Bidder)


                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    374478105
                      (CUSIP Number of Class of Securities)



                            PAUL P.J. BUTZELAAR, ESQ.
                             KONINKLIJKE AHOLD N.V.
                                ALBERT HEIJNWEG 1
                        1507 EH ZAANDAM, THE NETHERLANDS
                                011-31-75-6598111

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:



                            MAUREEN S. BRUNDAGE, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       ( )(a)
                                                                       ( )(b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         BK
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)                                ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                ( )
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)



         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

     This Amendment No. 4 amends and supplements Items 3 and 5 and the signature page of the Schedule 14D-1 filed on May 19, 1998 relating to the offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad) (the "Purchaser"), to purchase for cash all of the outstanding shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Giant Food Inc., a Delaware corporation (the "Company"), at a price of $43.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

          Item 11 of the Offer to Purchase is hereby amended by amending and restating the last sentence of the paragraph entitled "Conditions to Obligations" under the subheading "Stock Purchase Agreement" to read in its entirety as follows:

          "Where  the  `sole   judgment  of  the  Purchaser'  is  referenced  in
          subsection (iv) of this paragraph, the Purchaser will exercise such judgment reasonably."

          Item 11 of the Offer to Purchase is hereby amended by amending and restating the last sentence of the paragraph entitled "Conditions to Obligations" under the subheading "Sainsbury Agreement" to read in its entirety as follows:

          "Where  the  `sole   judgment  of  the  Purchaser'  is  referenced  in
          subsection (iv) of this paragraph, the Purchaser will exercise such judgment reasonably."

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

          Item 2 of the Offer to Purchase is hereby amended by amending and restating the first paragraph thereof to read as follows:

          "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) promptly after the later to occur of (i) the Expiration Date and (ii) the receipt of all necessary regulatory approvals specified in Section 15. Subject to applicable rules of the Commission, the Purchaser expressly reserves the right, in its discretion, to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in Section 15. If, following acceptance for payment of Shares, the Purchaser asserts such a regulatory approval as a condition and does not promptly pay for Shares tendered, the Purchaser will promptly return such Shares."

          Item 14 of the Offer to Purchase is hereby amended by amending and restating the last sentence of subsection (a) to read in its entirety as follows:

          "Where the `sole judgment of the Purchaser' is referenced in this subsection (a), the Purchaser will exercise such judgment reasonably."

SIGNATURE PAGE.

          The language appearing above the signature line on the signature pages of the Schedule 14D-1 and each amendment thereto hereby is amended and restated to read in its entirety as follows:


          "After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct."

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 15, 1998                             KONINKLIJKE AHOLD N.V.




                                             By:  /s/ F. I. Ahlqvist
                                                -----------------------------
                                                Name:   F. I. Ahlqvist
                                                Title:  Executive Vice President